Exhibit 12

Computation of Ratio of Earnings to Fixed Charges

	Nine months ended September 30, 2004	March 29 through September 30, 2003	January 1 through March 28, 2003
	(Successor)	(Successor)	(Predecessor)
	(in millions)
Net income	$1,370	$896	$461
Income tax expense	682	468	241

Income before income tax expense	2,052	1,364	702

Fixed charges:
Interest expense(1)	1,621	930	785
Interest portion of rentals(2)	33	23	15

Total fixed charges	1,654	953	800

Total earnings as defined	$3,706	$2,317	$1,502

Ratio of earnings to fixed charges	2.24	2.43	1.88

(1)	For financial statement purposes for the periods January 1 through March 28, 2003 and March 29 through September 30, 2003, these amounts are reduced for income earned on temporary investment of excess funds, generally resulting from over-subscriptions of commercial paper issuances.
(2)	Represents one-third of rentals, which approximates the portion representing interest.